GULF STATES UTILITIES COMPANY
                       EMPLOYEE STOCK OWNERSHIP PLAN




               FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES
                   WITH REPORT OF INDEPENDENT ACCOUNTANTS
               for the years ended December 31, 1993 and 1992


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                         GULF STATES UTILITIES COMPANY
                         EMPLOYEE STOCK OWNERSHIP PLAN
           INDEX OF FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

                                                                          Page

Report of Independent Accountants                                           2

Financial Statements:

     Statement of Net Assets Available for Benefits                         3
         as of December 31, 1993 and 1992

     Statement of Changes in Net Assets Available for                       4
         Benefits for the years ended December 31, 1993
         and 1992

      Notes to Financial Statements                                         5

Supplemental Schedules:

     Item 27 (a) - Schedule of Assets Held for Investment                  10
         Purposes as of December 31, 1993

     Item 27 (d) - Schedule of Reportable Transactions                     11
         for the year ended December 31, 1993


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                REPORT OF INDEPENDENT ACCOUNTANTS



To the Employee Benefits Committee of
Entergy Corporation:

We have audited the accompanying statements of net assets available for benefits of Gulf States Utilities Company Employee Stock Ownership Plan (the Plan) as of December 31, 1993 and 1992, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Employee Benefits Committee. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform our audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1993 and 1992, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the index on page 1 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Coopers & Lybrand


Coopers & Lybrand


Houston, Texas
June 23, 1994


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                     GULF STATES UTILITIES COMPANY
                     EMPLOYEE STOCK OWNERSHIP PLAN
            STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                           as of December 31


                                                          1993          1992

Cash                                                          $39            $5

Investment in Entergy Corporation common stock, at
  market value, 319,995 shares (cost of $7,314,085)    11,519,820

Investment in Gulf States Utilities Company common
  stock, at market value, 650,586 shares (cost of                    10,572,023
  $8,297,918)

Due from employees                                                       31,318
                                                      -----------   -----------
Net Assets Available for Benefits                     $11,519,859   $10,603,346
                                                      ===========   ===========










The accompanying notes are an integral part of the financial statements.



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                         GULF STATES UTILITIES COMPANY
                         EMPLOYEE STOCK OWNERSHIP PLAN
             STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                        for the years ended December 31



                                                           1993         1992


Net Appreciation in Market Value of Investments         $1,931,978   $4,021,728
                                                       -----------  -----------
Distributions:
   Cash                                                     (1,095)        (574)
   Securities withdrawn in kind                           (983,052)    (606,758)
                                                       -----------  -----------
                                                          (984,147)    (607,332)
                                                       -----------  -----------
Other                                                      (31,318)
                                                       -----------  -----------
Increase in Net Assets Available for Benefits              916,513    3,414,396

Net Assets Available for Benefits, Beginning of Year    10,603,346    7,188,950
                                                       -----------  -----------
Net Assets Available for Benefits, End of Year         $11,519,859  $10,603,346
                                                       ===========  ===========







The accompanying notes are an integral part of the financial statements.


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                  GULF STATES UTILITIES COMPANY
                  EMPLOYEE STOCK OWNERSHIP PLAN
                  NOTES TO FINANCIAL STATEMENTS


1. Plan Description:

   The following brief description of the Gulf States Utilities
Company Employee Stock Ownership Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

   General. The Plan is a defined contribution plan of Gulf States Utilities Company (the "Company") designed to enable eligible employees of the Company to acquire shares of the Company's common stock. Participation in the Plan is available to all employees of the Company who have completed one year of service during which they worked 1,000 or more hours. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). At December 31, 1993 all assets of the Plan were held by Texas Commerce Bank - Beaumont, N.A., as Trustee for the Plan.

   Contributions. The Company's "Basic Contribution" to the Plan for each plan year is an amount equivalent to the additional 1% investment tax credit claimed by the Company on its federal income tax return. The Company's Basic Contribution is allocated to participants accounts in the form of common stock, based on a proportion of the participant's compensation during the plan year as compared to the total compensation of all eligible participants (up to $100,000 per participant). No contributions of any type are required of a participant in order for the participant to receive his or her proportionate share of the Company's Basic Contribution.

   The Company may also elect to contribute to the Plan for each plan year an amount equivalent to an additional 1/2% investment tax credit, to the extent that the Company's contribution is matched by participants' contributions. For purposes of the Plan, the Company's contribution is the "Matching Contribution" and the participants' contributions are the "Voluntary Contributions." The Voluntary Contributions are also invested in common stock and credited to the participants' accounts along with common stock attributable to the Matching Contribution. The Plan allows employees to make Voluntary Contributions to the Plan for those plan years in which the Company elects to make a Matching Contribution. In the event the Company does not elect to make a Matching Contribution, then no Voluntary Contributions will be permitted for that plan year. For the plan year ended December 31, 1993, 4,711 employees would have been eligible to participate in the Plan if the Company were to make a 1% contribution.

   As required by the Economic Recovery Tax Act of 1981 ("ERTA"), the 1% and the additional 1/2% investment tax credits, which formed the basis of the Plan, are not available to the Company for qualified investments made after December 31, 1982. At December 31, 1993, the Company had unused 1% and 1/2% additional investment tax credits which were generated prior to December 31, 1982, of approximately $12.9 million and $7.1 million, respectively. Under the provisions of ERTA, the Company will be allowed to carryforward such credits until such time as they are fully utilized to reduce the Company's tax liability, but only through 1998. Of these amounts, $4.3 million and $2.8 million, respectively, represent a reversal of tax credits which were utilized by the Company and served as the basis for its contributions to the Plan for 1982. Such reversal was necessitated by the carryback of a net operating loss generated for tax purposes during 1985 by the Company.
The Company's contributions for 1982 have been, and will remain, allocated to the participants' accounts under the Plan. Accordingly, no additional contributions will be made by the Company to the Plan until the Company is able to re-utilize the reversed tax credits.

   The Internal Revenue Code of 1986, as amended (the "Code"), limits the total amount of all contributions which highly compensated employees may make to the Plan as a percentage of all contributions made by all other employees. Moreover, the Code also limits the total amount of all contributions which can be made for an employee who is a participant not only in the Plan but also in the Company's Trusteed Retirement Plan and the Employees' Thrift Plan.

  Vesting Provisions.  All Basic, Matching, and Voluntary
Contributions are 100% vested as of the date of deposit to a participant's account and are nonforfeitable.

   Payment of Benefits. Each participant will be entitled to receive distribution of the full value of his or her Plan account if the participant terminates service with the Company for any reason. In addition, a participant may withdraw a portion of his or her account after the participant completes an 84-month holding period or after the participant reaches age 55 and completes 10 years of Plan participation. The amount of in-service withdrawal is limited by provisions of the Internal Revenue Code applicable to the Plan and may be subject to a 10% penalty unless the participant is age 59 1/2 or older. All distributions from the Plan are in the form of stock certificates, plus cash for the value of any fractional share.

   Termination of the Plan. Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, each participant or his or her beneficiary would be entitled to receive distribution of the full value of the participant's account.

2. Summary of Significant Accounting Policies:

   Basis of Presentation. The financial statements of the Plan are prepared on the accrual basis in accordance with generally accepted accounting principles. The following are significant accounting policies followed by the Plan:

   Investments. Investments in common stock are valued at the closing price on the New York Stock Exchange on the last business day of the plan year. Purchases of common stock are valued and purchased in the open market through a broker on a national or regional securities exchange. Any brokerage commissions, transfer taxes, fees and other similar expenses arising in connection with stock purchases are charged to the accounts of the affected participants. Dividend income is accrued on the ex-dividend date and subsequently reinvested to purchase additional common stock for the employees' accounts.

   Contributions. Contributions are accrued by the Plan in accordance with Plan provisions. Accrued estimates are adjusted to the actual additional investment tax credit included by the Company in its Federal income tax return and attributable to the Plan at the date such return is filed, generally September 15 of the year following the plan year.

   Expenses. Presently, all expenses of the Plan are paid directly by the Company, although the Company reserves the right to have any future expenses paid from the Plan assets or withheld out of the Company's contribution.

   Net Appreciation (Depreciation). The Plan presents in the Statement of Changes in Net Assets Available for Benefits the net appreciation (depreciation) in the market value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

3. Tax Status:

       The Internal Revenue Service ("IRS") advised the Company on August 7, 1986, that the Plan, as amended effective January 1, 1984, constitutes a qualified plan and trust under Section 401(a) of the Code and is, therefore, exempt from Federal income taxes under provisions of Section 501(a). As a part of the Tax Reform Act of 1986 and subsequent legislation, certain changes have also been enacted in the Code which became applicable to the Plan effective as of January 1, 1989 and January 1, 1993. The Company believes it has made all necessary amendments to maintain the Plan's qualified status under the Code and the Company will apply for a determination letter from the IRS that the amended and restated Plan remains qualified under the Code and ERISA. However, there can be no assurance that a favorable determination letter will be issued by the IRS.

4. Entergy Corporation/Gulf States Utilities Company Business
   Combination:

   On June 5, 1992, the Company entered into an Agreement and Plan of Reorganization with Entergy Corporation providing for a combination of the companies pursuant to which common shareholders of the Company would, upon consummation of the transaction, receive $20 in cash or .558 shares of common stock of Entergy Corporation for each share of Gulf States Utilities common stock. All necessary regulatory and shareholders approvals were received and the merger became effective on December 31, 1993. Accordingly, 573,468 shares of Gulf States Utilities common stock were converted to Entergy Corporation common stock effective December 31, 1993.

   Also effective with the signing of the merger, the Plan was amended to redefine certain terms used in the Plan and to establish the Employee Benefits Committee of Entergy Corporation as the administrator of the Plan. All references to common stock after the effective time of the merger refer to common stock of Entergy Corporation.

5. Subsequent Event:

   The market value of Entergy Corporation common stock decreased from $36.00 per share at December 31, 1993 to $25.375 per share at June 22, 1994.

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                    SUPPLEMENTAL SCHEDULES

                      GULF STATES UTILITIES COMPANY
                      EMPLOYEE STOCK OWNERSHIP PLAN
      ITEM 27 (a) - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                        as of December 31, 1993



Description of Investment              Shares       Cost      Current Value

Entergy Corporation, common stock      319,995   $7,314,085    $11,519,820
                                       =======   ==========    ===========

                       GULF STATES UTILITIES COMPANY
                       EMPLOYEE STOCK OWNERSHIP PLAN
             ITEM 27 (d) - SCHEDULE OF REPORTABLE TRANSACTIONS
                   for the year ended December 31, 1993



                                               Purchase or
Description                                    Sale Price    Cost    Gain/Loss

Aggregate of transactions with Texas Commerce
   Bank - Beaumont, N.A.,  Trustee:
   Distribution of 77,054 shares of Gulf States
   Utilities Company common stock to 114
   participants                                      -     $983,052       -

                               SIGNATURE


      The Plan. Pursuant to the requirements of the Securities and Exchange Act of 1934, the Employee Benefits Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                   EMPLOYEE STOCK OWNERSHIP PLAN OF
                                   GULF STATES UTILITIES COMPANY


                                   By:  /s/ William O. VanAs
                                          William O. VanAs
                                             Director of
                                         Employee Benefits



Date:  July 6, 1994


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                  CONSENT OF INDEPENDENT ACCOUNTANTS


We consent to the incorporation by reference in the registration statement of Gulf States Utilities Company on Form S-8 (File No. 2-98011) of our report dated June 23, 1994, on our audits of the financial statements of Gulf States Utilities Company Employee Stock Ownership Plan as of December 31, 1993 and 1992, and for the years then ended, and the supplemental schedules as of and for the year ended December 31, 1993, which report is included in this Annual Report on Form 11-K.

/s/ Coopers & Lybrand

COOPERS & LYBRAND

Houston, Texas
June 23, 1994